KLONDEX MINES LTD.

ANNUAL MEETING OF SHAREHOLDERS

HELD ON JUNE 17, 2014

PREPARED BY

Computershare

COMPUTERSHARE INVESTOR SERVICES INC.
TORONTO

Computershare

KLONDEX MINES LTD.

ANNUAL MEETING OF SHAREHOLDERS

HELD ON JUNE 17, 2014

FINAL SCRUTINEERS' REPORT

4	SHAREHOLDERS IN PERSON, REPRESENTING	223,190	SHARES
76	SHAREHOLDERS BY PROXY, REPRESENTING	58,140,237	SHARES
80	TOTAL SHAREHOLDERS, HOLDING	58,363,427	SHARES

TOTAL ISSUED AND OUTSTANDING AS AT RECORD DATE: 111,159,884

PERCENTAGE OF OUTSTANDING SHARES REPRESENTED AT THE MEETING: 52.50 %

FLORENCE SMITH
SCRUTINEER

ROXANNE PARSAUD
SCRUTINEER

The figures reported by Computershare in its capacity as Scrutineer represent our tabulation of proxies returned to us by registered shareholders (and voting instruction forms returned directly to us by non-objecting beneficial holders, if applicable) combined with unaudited reports of beneficial holder voting supplied by one or more third parties. As such we are only responsible for and warrant the accuracy of our own tabulation. Computershare is not responsible for and does not warrant the accuracy of the unaudited reports of beneficial holders supplied by third parties.

If Computershare has mailed voting instruction forms directly to non-objecting beneficial holders on behalf of issuers, these have been distributed on the basis of electronic files received by Computershare from intermediaries or their agents. As Computershare has no direct access to intermediary records, Computershare is unable to reconcile the details of non-objecting beneficial ownership as provided to us with the details of intermediary positions within the records of the Canadian Depository for Securities. In some cases, insufficient shares may be held within intermediary positions at the Depository as at record date to support the shares represented by voting instruction forms received directly from non-objecting beneficial holders or returned to us by third parties. In these cases, overvoting rules are applied as directed by the Chair.

In addition, acting on the instructions of the Chair of the meeting, we may have included in our report on attendance, the details of beneficial holders attending in person, whose ownership we cannot directly confirm or verify but which may be supported by documentation such as a voting instruction form supplied by a third party. In such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included as a result of the instructions from the Chair, delivery of which to Computershare is hereby acknowledged by the recipient of this report, and assumes no liability or responsibility whatsoever for their inclusion in our report as Scrutineer.

Computershare

KLONDEX MINES LTD.
ANNUAL MEETING OF SHAREHOLDERS
HELD ON JUNE 17, 2014

REPORT ON PROXIES

MOTIONS	NUMBER OF SHARES					PERCENTAGE OF VOTES CAST		
	FOR	AGAINST	WITHHELD/ ABSTAIN	SPOILED	NON VOTE	FOR	AGAINST	WITHHELD/ ABSTAIN
RENAUD ADAMS	47,931,568	0	69,340	0	10,139,329	99.86%	0.00%	0.14%
RODNEY COOPER	47,931,668	0	69,240	0	10,139,329	99.86%	0.00%	0.14%
JAMES HAGGARTY	47,930,668	0	70,240	0	10,139,329	99.85%	0.00%	0.15%
PAUL HUET	47,931,668	0	69,240	0	10,139,329	99.86%	0.00%	0.14%
WILLIAM MATLACK	47,931,668	0	69,240	0	10,139,329	99.86%	0.00%	0.14%
BLAIR SCHULTZ	47,922,168	0	78,740	0	10,139,329	99.84%	0.00%	0.16%
APPOINTMENT OF AUDITORS	57,994,937	0	145,300	0	0	99.75%	0.00%	0.25%

TOTAL SHAREHOLDERS VOTED BY PROXY:	76
TOTAL SHARES ISSUED & OUTSTANDING:	111,159,884
TOTAL SHARES VOTED:	58,140,237
TOTAL % OF SHARES VOTED:	52.30%

FLORENCE SMITH
SCRUTINEER

ROXANNE PARSAUD
SCRUTINEER

Computershare

KLONDEX MINES LTD.

ANNUAL MEETING OF SHAREHOLDERS

HELD ON JUNE 17, 2014

LIST OF SHAREHOLDERS ATTENDING IN PERSON

NAME	SHARES VOTED IN PERSON	SHARES VOTED BY PROXY
RENAUD ADAMS	21,900	0
RODNEY COOPER	20,000	0
BARRY L DAHL	0	119,025
PAUL ANDRE HUET	0	13,000
ABBAS ALI KHAN	17,000	0
WILLIAM MATLACK	164,290	0
TOTAL	**223,190**	**132,025**

TOTAL APPOINTEES AT MEETING:	**0**
TOTAL SHAREHOLDERS VOTED IN PERSON:	**4**
TOTAL SHAREHOLDERS IN ATTENDANCE:	**6**

Computershare

KLONDEX MINES LTD.

ANNUAL MEETING OF SHAREHOLDERS

HELD ON JUNE 17, 2014

GUEST ATTENDANCE REGISTER

NAME	REPRESENTING/FIRM
HASAN ALAST	
KARIM ANSAR	MACQUARIE METALS
JAMIE AU	BENNETT JONES
DON BLYTH	PARADIGM
RICKY CHAN	HAYWOOD SECURITIES
IGOR DENISOV	
DAVID DONATO	HAYWOOD SECURITIES
BRANDON DONAUGH	
JAMES HAGGARTY	DIRECTOR
BRANDEN KEAST	MEDALIST
JAMES LUSBY	PWC
DEREK MACPHERSON	M PARTNERS
PETER NETUPSKY	TD SECURITIES
IAN PERCY	
KEVIN REID	
GERALD ROCHON	
STEPHEN SANDUSKY	MEDALIST
BLAIR SCHULTZ	MGMT
ALLISON TULLIS	
LARRY TUREWICH	J V HEALTH CARE CONSULTING
OLIVER TURNER	
J VILA	

NUMBER OF GUESTS PRESENT: 22